                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1999
 THIS INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES
 AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 1, 1998)

                                     [LOGO]

                                3,000,000 SHARES

                        NIAGARA MOHAWK POWER CORPORATION

                              FIXEDADJUSTABLE RATE
                      CUMULATIVE PREFERRED STOCK, SERIES D
                          ($50 LIQUIDATION PREFERENCE)
                               ------------------

    Dividends on the Series D Preferred Stock are payable quarterly at an annual
rate of   % through December 31, 2004. After December 31, 2004, dividends on the
Series D Preferred Stock are payable quarterly at an annual rate of   %, plus
the highest of the following rates, which will be determined in advance of each quarter:

    - the Treasury Bill Rate

    - the Ten Year Constant Maturity Rate

    - the Thirty Year Constant Maturity Rate

    Dividends are payable on March 31, June 30, September 30 and December 31 of
each year. The annual dividend rate will not be less than   % or greater than
  %. The amount of dividends payable will be adjusted if the Internal Revenue Code is amended to change the dividends received deduction. See "Description of Series D Preferred Stock" in this prospectus supplement for more information.
                           --------------------------

    We may redeem all or part of the Series D Preferred Stock at any time on or after December 31, 2004, at our option, at $50 per share plus accrued dividends. Application will be made to list the Series D Preferred Stock on the New York Stock Exchange under the ticker symbol "NMKprN". If approved for listing, we expect trading of the Series D Preferred Stock on the New York Stock Exchange to begin within 30 days after they are first delivered to purchasers.

    INVESTING IN THE SHARES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price.......................................  $           $
Underwriting Discount.......................................  $           $
Proceeds to Niagara Mohawk Power Corporation (before
  expenses).................................................  $           $

    Dividends on the shares will accrue from November   , 1999 to the date of
delivery.
                           --------------------------

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
November   , 1999.
                           --------------------------

SALOMON SMITH BARNEY

        DONALDSON, LUFKIN & JENRETTE

                 PAINEWEBBER INCORPORATED

                          BANC ONE CAPITAL MARKETS, INC.

                                   ROBERT W. BAIRD & CO.

November   , 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                   PROSPECTUS SUPPLEMENT
Niagara Mohawk Power Corporation............................     S-3
Recent Developments.........................................     S-3
Forward-looking Information.................................     S-4
Risk Factors................................................     S-5
Selected Consolidated Financial Information.................     S-8
Use of Proceeds.............................................    S-11
Capitalization..............................................    S-11
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................    S-12
Description of Series D Preferred Stock.....................    S-13
United States Taxation......................................    S-19
Underwriting................................................    S-22
Validity of the Series D Preferred Stock....................    S-23
Where You Can Find More Information.........................    S-23

                         PROSPECTUS

Available Information.......................................       2
Incorporation of Certain Information by Reference...........       2
The Company.................................................       2
Ratio of Earnings to Fixed Charges..........................       3
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................       3
Application of Proceeds.....................................       3
Description of New Bonds....................................       4
Description of New Preferred Stock..........................       8
Description of Additional Common Stock......................      10
Plan of Distribution........................................      12
Legal Opinions and Experts..................................      13

    THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS, INCLUDING THE ACCOMPANYING NOTES, APPEARING ELSEWHERE (OR INCORPORATED BY REFERENCE) IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU ARE ENCOURAGED TO READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THEM.

                        NIAGARA MOHAWK POWER CORPORATION

    We were organized in 1937 under the laws of New York State and are engaged principally in the regulated energy delivery business in New York State. We provide electric service, and we sell, distribute and transport natural gas, to over 1,600,000 electric and 560,000 gas customers in areas of central, northern and western New York State.

    On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Niagara Mohawk Holdings, Inc. and us. Our outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Our debt and preferred stock were not exchanged as part of the share exchange and continue as our obligations. See "Where You Can Find More Information" for how you can find more information about the reorganization and about us.

                              RECENT DEVELOPMENTS

    The electricity generation business is becoming deregulated. A key component in our PowerChoice agreement to lower average electricity prices and provide customer choice is the divestiture of our generation assets.

    On June 24, 1999, we announced an agreement to sell our nuclear assets to AmerGen Energy Company, LLC, which we will refer to as "AmerGen," a joint venture of PECO Energy Company and British Energy, for approximately
$135 million. This amount is subject to price adjustments which depend on the time of closing. As a condition of the transaction, we will pre-fund our nuclear decommissioning trust funds at the closing to a predetermined amount, which amount is contingent upon rulings from the Internal Revenue Service. The trust funds will be transferred to AmerGen at the closing and AmerGen will assume full responsibility for the decommissioning of Nine Mile Point Unit 1 and our ownership share of Nine Mile Point Unit 2. We estimate that we will be required to make additional contributions to the decommissioning trust funds in the range of $80 to $120 million. We estimate our net loss from the sale of the nuclear generation assets to be in the range of $1,800 to $1,850 million. We have petitioned the New York State Public Service Commission, which we will refer to as the "PSC," for approval to defer this net loss for future recovery, which approval is a condition of the closing of the sale of the nuclear assets. Accordingly, we would record a regulatory asset for the amount of the actual net loss upon the closing of the sale. The recording of the regulatory asset will depend on an assessment by us that the amounts are probable of future recovery in rates and that the rates ultimately approved by the PSC can be charged to and collected from customers without unanticipated reduction in demand.

    In May 1999, we entered into an agreement with Central Hudson to sell our interest in the Roseton plant to Central Hudson at approximately net book value by July 1, 2002, if the interest has not been previously sold, subject to regulatory approval. On June 11, 1999, we completed the sale of our two coal-fired generation plants to NRG Energy, Inc. for $355 million. On July 29, 1999, we completed the sale of our hydroelectric generation assets to Orion Power Holding, Inc. for $425 million. On October 6, 1999, we announced an agreement to sell our Albany oil- and gas-fired generation plant to PSEG Power LLC for $47.5 million and we expect to complete the sale transaction in the first quarter of 2000. On October 22, 1999, we completed the sale of our oil- and gas-fired generation plant in Oswego to NRG Energy, Inc. for $80 million.

                          FORWARD-LOOKING INFORMATION

    This prospectus supplement, the prospectus that accompanies it and the documents that are incorporated by reference in them contain statements that are not exclusively statements of historical fact. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

    You can find many of these statements by looking for words such as "believe," "expect," "anticipate," "estimate," or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements. The risks and uncertainties include those risks and uncertainties identified, among other places, under the headings "Risk Factors" in this prospectus supplement, in the accompanying prospectus and in the documents that are incorporated by reference in them.

    These statements include our statements regarding the following:

    - the impact of our substantial leverage on our future competitiveness

    - the potential for decreased sales due to the ability of our current customers to obtain electricity from other sources

    - general economic conditions in our service area

    - liability related to the ownership and operation of nuclear facilities

    - the impact of government regulation

    - the impact of the Master Restructuring Agreement, which we will refer to as the "MRA", on our reported earnings

    - the impact of environmental laws on our operations

    - our ability to recover in our rates all of our regulatory assets, as well as challenges to our ability to collect exit fees from customers who attempt to bypass our system

    Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements.

    The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

WE ARE SUBSTANTIALLY LEVERAGED AND, ACCORDINGLY, HAVE LIMITED FINANCIAL
  FLEXIBILITY

    We have substantial leverage and significant debt service obligations. As of September 30, 1999, we have outstanding approximately $5.4 billion of senior indebtedness, consisting primarily of $2.4 billion of First Mortgage Bonds, which are secured by a lien on substantially all of our utility property, $529.0 million of borrowings under our senior bank facility, which are secured with First Mortgage Bonds, and $2.5 billion of senior unsecured debt. We also have available additional borrowings of $275.0 million under our senior bank facility and, under the financial covenants set forth in the indenture governing the senior unsecured debt we issued in June 1998, we have the ability to incur an additional $60 million of secured indebtedness.

    The degree to which we are leveraged could have important consequences to you, including the following:

    - our substantial leverage may place us at a competitive disadvantage, hinder our ability to adjust rapidly to changing market conditions, and make us more vulnerable in the event of a downturn in general economic conditions or our business; and

    - our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes will be limited in the future.

DECREASED SALES AND AN ECONOMIC DOWNTURN IN OUR SERVICE AREA MAY ADVERSELY
  AFFECT OUR ELECTRIC REVENUES AND PROFITABILITY

    Under our regulatory agreement with the PSC, we have established rates intended to create sufficient cash flow to at least cover our operating expenses, satisfy our fixed obligations and recover allowable stranded costs. Our rate design is based on estimates of future electricity usage and the number of customers connected to our distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in our service area could result in lower sales due to the relocation of customers. Because of the relatively high cost of our electricity, customers could seek to bypass our distribution system through self-generation or to replace us with a municipal or other utility. Our regulatory agreement requires, with limited exceptions, the payment of an exit fee or access charge in these circumstances. Several affected customers and competitors have said they may challenge our right to collect these fees, or the appropriate level of these fees. The Village of Lakewood is seeking to avoid the payment of exit fees and has initiated proceedings at the Federal Energy Regulatory Commission and the PSC. There can be no assurance that we would prevail in this or other proceedings. If revenues are significantly lower than those anticipated in our rate design, our profitability could be materially and adversely affected.

WE MAY INCUR SUBSTANTIAL LIABILITY FROM OUR OWNERSHIP AND OPERATION OF NUCLEAR
  FACILITIES

    Although we have entered into an agreement to sell our interests in our two nuclear power plants, the agreement is subject to a number of contingencies and we cannot be sure it will close. Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. Unit 1 at our Nine Mile Point nuclear facility is one of the oldest in operation in the United States, having commenced operations in 1969. On September 24, 1999, we announced that we have begun a comprehensive program to enhance the operating performance of our two nuclear plants, Unit 1 and Unit 2. Recent internal and external performance reviews, including a review by the Nuclear Regulatory Commission, outline the need for operational improvements. We intend to increase management observation and monitoring of control room activities and increase oversight by plant managers of maintenance and surveillance activities to ensure integration of all site work. In addition, the Nuclear Regulatory Commission will continue to monitor and assess activities at the two plants. We expect to spend approximately $0.4 million in expense during the remainder of 1999 for this performance improvement program and have budgeted an additional $9.4 million in expense and $7.9 million for capital improvements for the 12 months ending December 31, 2000. The amounts spent during 2000 could be less, depending on the timing of the sale of the Unit 1 and Unit 2.

    In the event of an extended outage of either Unit 1 or Unit 2 at Nine Mile Point, we would be required to purchase power in the open market to replace the power normally produced by these facilities. Such purchases would subject us to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could have a material adverse effect on our cash flow. Under our regulatory agreement, we are not entitled to pass along these increased costs to customers in the form of higher electric rates. If the facilities were to have material problems with their physical condition, it could affect their sale and if so, we would then evaluate the economic justification of continuing to operate the facilities. The PSC can review the prudence of our decision to close a facility to determine whether we should be allowed to recover its incremental costs, including replacement power costs. These costs would likely be significant to us.

WE ARE SUBJECT TO EXTENSIVE REGULATION OF OUR BUSINESS BY THE PSC AND THE
  FEDERAL GOVERNMENT

    We are subject to extensive regulation by the PSC. While the most material aspects of our rate structure for the next four years have been established, the PSC is likely to continue to assess competitive consequences in considering future rate increases even in the event that we experience revenue shortfalls or increased expenses. In addition, many aspects of our operations, including our electric transmission and distribution systems, the operation and maintenance of our nuclear facilities, our gas distribution operations and the issuance of our securities will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to us could adversely affect our business and financial condition. Further, uncertainty exists regarding the ultimate impact on us as the electric industry is further deregulated and electricity suppliers gain open access to our retail customers.

THE MASTER RESTRUCTURING AGREEMENT ADVERSELY AFFECTS OUR REPORTED EARNINGS

    Because of the regulatory accounting treatment afforded the Master Restructuring Agreement, which we completed in June 1998, our reported net income has, as anticipated, been significantly depressed. The $4 billion of compensation paid to the independent power producers pursuant to the Master Restructuring Agreement was recorded as a regulatory asset and is being amortized over ten years and the additional interest charges and amortization of debt issuance costs associated with our offering in June 1998 of $3.45 billion of debt in order to pay the independent power producers has increased our interest expense. The recovery of these significant costs through our prices puts continued pressure on us to absorb any increases in operating costs in order to maintain or reduce our prices and thereby improve our competitive position. Also our electric revenues declined by approximately $99.6 million over the twelve months ended September 30, 1999, in part due to rate reductions under our regulatory agreement but also due to declining sales in our service territory.

OUR OPERATIONS ARE SUBJECT TO A WIDE RANGE OF ENVIRONMENTAL LAWS

    We and our operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations and hazardous waste management. Compliance with these laws and regulations is an important factor in our business. We are currently conducting a program to remediate, as necessary, in order to meet current environmental standards, certain properties associated with our former gas manufacturing process and other properties which we have learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that we contributed waste. We have also been advised that various federal, state or local agencies believe certain properties require investigation and have prioritized the sites based on available information in order to enhance the management of investigation and remediation, if necessary. In addition, we have been asked by the New York State Department of Environmental Conservation to identify additional sites to determine whether other investigation and remediation is required. We believe it is probable that we will continue to recover environmental compliance and remediation costs in our rates, and we have recorded a regulatory asset for recovery of these costs. However, additional expenses, associated with remedial costs or compliance with proposed and future environmental laws and regulations may have a material adverse effect on our future operations and financial condition.

DISCONTINUING THE APPLICATION OF CERTAIN ACCOUNTING PRINCIPLES COULD ADVERSELY
  AFFECT US

    We continue to apply the accounting principles set forth in Statement of Financial Accounting Standards No. 71, which we will refer to as "SFAS No. 71", to our electric transmission and distribution, nuclear and gas operations, based on the terms of our regulatory agreement. SFAS No. 71 permits a utility to defer certain costs which would otherwise be expensed when authorized to do so by the relevant regulatory authorities. As of September 30, 1999, we had $5.3 billion of regulatory assets associated with our electric business. In the event that we determine, either as a result of lower than expected revenues or higher than expected costs, that our regulatory assets were not in fact recoverable, we could no longer apply the principles of SFAS No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized regulatory assets. The resulting charge would be material to our financial condition and adversely affect our ability to pay dividends.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table contains certain consolidated financial information about us for the periods presented. The financial information below for each of the five years ended December 31, 1998 has been derived from our audited financial statements and should be read in conjunction with the financial statements, including the related notes, which are included in our Annual Report on Form 10-K for each of the respective years. The selected consolidated financial information as of and for the nine months ended September 30, 1998 and 1999 has been derived from our unaudited consolidated financial statements, which in the opinion of our management reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly, in accordance with generally accepted accounting principles, the information contained therein. These unaudited financial statements are included in our Quarterly Reports on Form 10-Q for the nine months ended September 30, 1998 and 1999. See "Where You Can Find More Information" in this prospectus supplement.

                                                                YEAR ENDED                                  NINE MONTHS ENDED
                                                               DECEMBER 31,                                   SEPTEMBER 30,
                                      ---------------------------------------------------------------   -------------------------
                                         1994         1995         1996         1997         1998          1998          1999
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Operating revenues:
Electric............................  $3,528,987   $3,335,548   $3,308,979   $3,309,441   $ 3,261,144   $ 2,506,048   $ 2,451,220
Gas.................................     623,191      581,790      681,674      656,963       565,229       433,893       442,558
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                       4,152,178    3,917,338    3,990,653    3,966,404     3,826,373     2,939,941     2,893,778
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Operating expenses:
Fuel for electric generation........     219,849      165,929      181,486      179,455       239,982       178,433       157,183
Electricity purchased...............   1,107,133    1,137,937    1,182,892    1,236,108     1,001,991       866,677       575,786
Gas purchased.......................     315,714      276,232      370,040      345,610       272,141       216,372       198,432
Other operation and maintenance.....     957,377      817,897      928,224      835,282       937,798       697,787       641,924
Employee reduction program..........     196,625           --           --           --            --            --            --
PowerChoice Charge..................          --           --           --           --       263,227       263,227            --
Amortization of MRA Regulatory
  Asset.............................          --           --           --           --       128,833        32,184       289,874
Depreciation and amortization.......     308,351      317,831      329,827      339,641       355,417       264,540       268,255
Other taxes.........................     496,922      517,478      475,846      471,469       459,961       356,961       326,570
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                       3,601,971    3,233,304    3,468,315    3,407,565     3,659,350     2,876,181     2,458,024
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Operating income....................     550,207      684,034      522,338      558,839       167,023        63,760       435,754
Other income (deductions)...........      17,204        3,069       35,943       24,997        42,602        47,620        (2,967)
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Income before interest charges......     567,411      687,103      558,281      583,836       209,625       111,380       432,787
Interest charges....................     278,958      279,674      278,033      273,906       397,178       265,109       377,896
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Income (loss) before federal and
  foreign income taxes..............     288,453      407,429      280,248      309,930      (187,553)     (153,729)       54,891
Federal and foreign income taxes....     111,469      159,393      102,494      126,595       (66,728)      (50,337)       22,337
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Income (loss) before extraordinary
  item..............................     176,984      248,036      177,754      183,335      (120,825)     (103,392)       32,554
Extraordinary item..................          --           --      (67,364)          --            --            --       (23,804)
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Net income (loss)...................     176,984      248,036      110,390      183,335      (120,825)     (103,392)        8,750
Dividends on preferred stock........      33,673       39,596       38,281       37,397        36,555        27,531        27,039
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
Balance available for common
  stock.............................  $  143,311   $  208,440   $   72,109   $  145,938   $  (157,380)  $  (130,923)  $   (18,289)
                                      ==========   ==========   ==========   ==========   ===========   ===========   ===========

CASH FLOWS PROVIDED BY /(USED IN):
Operating Activities................  $  597,221   $  700,005   $  700,402   $  537,575   $(3,240,455)  $(3,269,838)  $   617,514
Investing Activities................    (520,973)    (277,004)    (331,611)    (393,971)     (447,091)     (332,517)      638,857
Financing Activities................    (106,269)    (363,856)    (196,868)     (90,770)    3,482,312     3,491,069    (1,326,992)

OTHER OPERATING DATA:
EBITDA (1)..........................  $1,029,900   $  929,100   $  957,500   $  961,500   $   990,500   $   720,300   $   991,300
Net Cash interest (2)...............     261,700      260,500      244,500      226,900       345,500       231,400       311,700
Capital expenditures(3).............     490,124      345,804      352,049      290,757       392,200       290,124       199,686
Ratio of EBITDA to net cash
  interest(4).......................        3.9x         3.6x         3.9x         4.2x          2.9x          3.1x          3.2x
Ratio of earnings to fixed
  charges(5)........................        1.9x         2.3x         1.6x         2.0x          0.6x          0.6x          1.0x

                                                            AS OF DECEMBER 31,                             AS OF SEPTEMBER 30,
                                      ---------------------------------------------------------------   -------------------------
                                         1994         1995         1996         1997         1998          1998          1999
                                      ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Net utility plant...................  $7,035,643   $7,007,853   $6,957,615   $6,868,044   $ 6,877,959   $ 6,869,833   $ 6,182,099
Total Assets........................   9,649,816    9,477,869    9,427,635    9,584,141    13,861,187    13,341,330    12,734,985
Total long term debt, including
  current portion...................   3,375,845    3,647,478    3,525,963    3,484,476     6,729,465     6,721,005     5,656,465
Preferred stock, including current
  portion...........................     556,950      546,000      535,600      526,730       516,610       516,610       508,990
Common stockholder's equity.........  $2,462,398   $2,513,952   $2,585,572   $2,727,527   $ 3,170,142   $ 3,196,779   $ 2,965,579

------------------------------
(1) EBITDA represents a non-GAAP measure of cash flow which is calculated as: earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, MRA regulatory asset amortization, and extraordinary items. EBITDA is presented to provide additional information about our ability to meet requirements for preferred and debt service and capital spending. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity.

(2) Net cash interest reflects interest charges plus allowance for funds used during construction less the non-cash impact of the net amortization of discount on long-term debt and interest accrued on the Nuclear Waste Policy Act disposal liability less interest income.

(3) Capital expenditures consist of amounts for our construction program related to utility operations including the amounts incurred by us to comply with the Clean Air Act and other environmental requirements.

(4) For purposes of determining the ratio of EBITDA to net cash interest, EBITDA and net cash interest are calculated as described above in notes (1) and
    (2). The ratio of EBITDA to net cash interest is presented to provide additional information about our ability to meet future requirements for preferred stock and debt service. See the Consolidated Statements of Cash Flows incorporated by reference in this prospectus supplement.

(5) For purposes of determining the ratio of earnings to fixed charges requirements, (i) earnings consist of income before federal and foreign income taxes plus fixed charges and (ii) fixed charges consist of interest charges on all indebtedness, including the portion of rental expense that is representative of the interest factor. The ratios for the September periods were calculated using data for the twelve month period then ended.

    In 1998, we implemented two related agreements which provided for the fundamental restructuring of our financial condition: the PowerChoice Agreement and the Master Restructuring Agreement. In exchange for cash and shares of our common stock, worth approximately $4 billion in the aggregate, 14 independent power producers agreed to terminate, restate or amend 27 power purchase agreements, which represented in excess of 75% of our estimated above-market power purchase obligation at the time. We financed the cash portion of this transaction by issuing senior unsecured debt totalling approximately
$3.45 billion and approximately $300 million of common stock. We have since retired approximately $1.1 billion of indebtedness and we have received regulatory approval to commence an $800 million repurchase program of our holding company's common shares over a six-year period and the holding company's board has approved the repurchase of 20 million common shares through December 31, 2001.

    Under the PowerChoice Agreement, which also contains provisions lowering our rates during a three-year phase-in period that will reduce annual electric revenue by approximately 3% once fully phased in, we established a regulatory asset of approximately $4 billion related to the MRA payment that will be amortized over a period not to exceed ten years. Our rates under PowerChoice have been designed to permit recovery of the MRA regulatory asset. In approving PowerChoice, the regulators limited the estimated value of the MRA regulatory asset that could be recovered, which resulted in an after-tax charge to the second quarter of 1998 earnings of $171 million upon the closing of the MRA. The PowerChoice Agreement also required us to divest our fossil and hydro generation facilities, the progress of which is described under "Recent Developments".

    The effect of these transactions is generally to reduce our revenues while lowering our cash operating costs, on a net basis, to a greater extent, resulting in increased operating cash flow. As a result of these transactions, our financial results for any particular period are not comparable to those results for any other period.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the Series D Preferred Stock to redeem our 9 1/2% Series preferred stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization at September 30, 1999, both on an actual basis and to give effect to the offering and the application of the estimated net proceeds therefrom to the redemption of our existing 9 1/2% Series preferred stock.

                                                                 AT SEPTEMBER 30,
                                                                       1999
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
COMMON STOCKHOLDERS' EQUITY:
  Common stock par value $1.00 per share, 250,000,000 shares
    authorized 187,364,863 shares issued....................        $  187,365
  Capital stock premium and expense.........................         2,362,617
  Accumulated other comprehensive income....................            (3,970)
  Retained earnings.........................................           419,567
                                                                    ----------
                                                                     2,965,579
CUMULATIVE PREFERRED STOCK:
  Cumulative preferred stock, par value $100 per share,
    3,400,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 186,000
      shares................................................            18,600
    Non-redeemable. Issued and outstanding 2,100,000
      shares................................................           210,000

  Cumulative preferred stock, par value $25 per share,
    19,600,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 2,015,602
      shares................................................            50,390
    Non-redeemable. Issued and outstanding 9,200,000 shares
      prior to the offering and redemption, and 6,200,000
      shares after the offering and redemption..............           230,000
                                                                    ----------
      Total preferred stock.................................           508,990
      Less preferred stock due within one year..............             7,620
                                                                    ----------
                                                                       501,370
                                                                    ----------
  Preference stock, par value $25 per share, 8,000,000
    shares authorized.
    None issued and outstanding.............................                --

LONG-TERM DEBT:
  Long-term debt............................................         5,656,465
    Less long-term debt due in one year.....................           273,621
                                                                    ----------
  Total long-term debt......................................         5,382,844
                                                                    ==========
    Total capitalization....................................        $8,849,793
                                                                    ==========

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

                                                                                                       TWELVE MONTHS ENDED
                                                                                                          SEPTEMBER 30,
                                                                                                  ------------------------------
                                                                YEAR ENDED                                                PRO
                                                               DECEMBER 31,                             ACTUAL          FORMA(1)
                                           ----------------------------------------------------   -------------------   --------
                                             1994       1995       1996       1997       1998       1998       1999       1999
                                           --------   --------   --------   --------   --------   --------   --------   --------
Consolidated ratio of earnings to
  combined fixed charges and preferred
  stock dividends(2).....................     1.6x       1.9x       1.3x       1.7x       0.5x       0.6x       0.9x       0.9x

------------------------

(1) Reflects the issuance of the FixedAdjustable Rate Cumulative Preferred Stock, Series D and the redemption of the 9 1/2% Series preferred stock.

(2) Our combined fixed charges and preferred stock dividends exceeded our consolidated earnings by $51.6 million and $169.0 million during the twelve months ended September 30, 1999 and 1998, respectively, and $224.1 million during the year ended December 31, 1998.

Earnings consist of:
- Net income
    PLUS
- Federal and foreign taxes based on income or profits
    PLUS
- Fixed charges

Fixed charges consist of:

- Interest charges
    PLUS
- A portion of rental expenses which we believe is representative of the interest factor.
    PLUS
- Preferred stock dividend requirements. We have increased these requirements by an amount representing the pre-tax earnings necessary to cover these requirements

                    DESCRIPTION OF SERIES D PREFERRED STOCK

    THE FIXEDADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES D THAT WE ARE OFFERING IS A SERIES OF OUR $25 PAR VALUE PREFERRED STOCK, WHICH SERIES HAS A $50 LIQUIDATION PREFERENCE. A DESCRIPTION OF CERTAIN PROVISIONS OF THE SERIES D PREFERRED STOCK IS SET FORTH BELOW. THIS DESCRIPTION SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF NEW PREFERRED STOCK SET FORTH IN THE ACCOMPANYING PROSPECTUS.

    The Series D Preferred Stock is a single series consisting of 3,000,000 shares. The holders of Series D Preferred Stock will have no preemptive rights. The Series D Preferred Stock will not be convertible into shares of our common stock. The Series D Preferred Stock will be fully paid and nonassessable.

    The Series D Preferred Stock will rank on a parity with each other outstanding series of preferred and preference stock as to payment of dividends and distribution of assets upon our dissolution, liquidation or winding up. The Series D Preferred Stock, together with the other series of preferred and preference stock, will rank prior to our common stock as to the payment of dividends and distribution of assets upon our dissolution, liquidation or winding up.

DIVIDENDS

    Cumulative cash dividends will be payable on each share of Series D Preferred Stock when, as and if declared by our Board of Directors out of our assets legally available therefor.

    The initial dividend for the dividend period from       , 1999 to
December 31, 1999 will be $      per share and will be payable as, if and when
declared by our Board of Directors, on December 31, 1999. Thereafter, dividends on the Series D Preferred Stock will be payable quarterly, as, if and when declared by our Board of Directors, on March 31, June 30, September 30 and December 31 of each year (each a "Dividend Payment Date") at the annual rate of
   % or $      per share through December 31, 2004.

    After December 31, 2004, dividends on the Series D Preferred Stock will be payable on each Dividend Payment Date, as, if and when declared by our Board of Directors, at the Applicable Rate from time to time in effect. The Applicable Rate per annum for each dividend period beginning after December 31, 2004 is described below under "Adjustable Rate Dividends."

    If a Dividend Payment Date is not a business day, dividends (if declared) will be paid on the next business day, without interest. Dividends will be payable to holders of record as they appear on our stock books on the record date fixed by our Board of Directors, which will not be more than 60 days or less than 10 days before the payment date thereof.

    Dividends on the Series D Preferred Stock will be cumulative and rights will accrue to the holders of the Series D Preferred Stock if we fail to declare one or more dividends on the Series D Preferred Stock in any amount, whether or not our earnings or financial condition were sufficient to pay those dividends in whole or in part.

    ADJUSTABLE RATE DIVIDENDS.  The "Applicable Rate" per annum for each
dividend period beginning after December 31, 2004 will be equal to    % plus the
highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate for such dividend period. However, the
Applicable Rate will not be less than    % or greater than    % except as
provided below.

    If we determine in good faith that for any reason:

    - any one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate cannot be determined for any dividend period, then the Applicable Rate for that dividend period will be based on the higher of the other two rates;

    - only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Applicable Rate for that dividend period will be based on the rate that can be determined; or

    - none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Applicable Rate for the preceding dividend period will continue to apply.

    TREASURY BILL RATE. The "Treasury Bill Rate" will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series D Preferred Stock is being determined, except as described below.

    If the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for that dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during that Calendar Period by any Federal Reserve Bank or U.S. Government department or agency that we select.

    If a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for that dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board, or if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or U.S. Government department or agency that we select.

    If we determine in good faith that for any reason no such U.S. Treasury Bill Rates are published as provided above during that Calendar Period, then the Treasury Bill Rate for that dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during that Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to us by at least three recognized dealers in U.S. Government securities that we select.

    If we determine in good faith that for any reason we cannot determine the Treasury Bill Rate for any dividend period as provided above, then the Treasury Bill Rate for that dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during that Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to us by at least three recognized dealers in U.S. Government securities that we select.

    TEN YEAR CONSTANT MATURITY RATE. The "Ten Year Constant Maturity Rate" will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (as defined below) (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calender Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series D Preferred Stock is being determined, except as described below.

    If the Federal Reserve Board does not publish such weekly per annum Ten Year Average Yields during any such Calendar Period, then the Ten Year Constant Maturity Rate for that dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during that Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency that we select.

    If a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for that dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, as published during that Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or U.S. Government department or agency that we select.

    If we determine in good faith that for any reason we cannot determine the Ten Year Constant Maturity Rate for that dividend period as provided above, then the Ten Year Constant Maturity Rate for that dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to us by at least three recognized dealers in U.S. Government securities that we select.

    THIRTY YEAR CONSTANT MATURITY RATE. The "Thirty Year Constant Maturity Rate" will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (as defined below) (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Series D Preferred Stock is being determined, except as described below.

    If the Federal Reserve Board does not publish such a weekly per annum Thirty Year Average Yield during any such Calendar Period, then the Thirty Year Constant Maturity Rate for that dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or U.S. Government department or agency that we select.

    If a per annum Thirty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or U.S. Government department or agency during such Calendar Period, then the Thirty Year Constant Maturity Rate for that dividend period will be arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) than having remaining maturities of not less than twenty-eight nor more than thirty years, as published during that Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or U.S. Government department or agency that we select.

    If we determine in good faith that for any reason we cannot determine the Thirty Year Constant Maturity Rate for any dividend period as provided above, then the Thirty Year Constant Maturity Rate for that dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than twenty-eight nor more than thirty years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to us by at least three recognized dealers in U.S. Government securities that we select.

    ROUNDING. The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent.

    CALCULATION AND NOTICE OF APPLICABLE RATE. We will calculate the Applicable Rate with respect to each dividend period beginning after December 31, 2004. We will cause notice of the Applicable Rate for the next dividend period to be sent with each dividend payment to the holders of Series D Preferred Stock.

    CERTAIN DEFINITIONS.  As used above:

    - the term "Calendar Period" means a period of fourteen calendar days;

    - the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax, or which provide tax benefits to the holder and are priced to reflect those tax benefits, or which were originally issued at a deep or substantial discount;

    - the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and

    - the term "Thirty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

    CHANGES IN THE DIVIDENDS RECEIVED PERCENTAGE. If the Internal Revenue Code (which we refer to as the "Code") is amended, within 18 months of the original issuance of the Series D Preferred Stock, to change the percentage of the dividends received deduction (currently 70%), which we refer to as the "Dividends Received Percentage," the amount of each dividend paid on or after the date of such change will be adjusted pursuant to the following formula:

                                              1-[.35 (l-.70)]
    A = DP X          [                     -------------------                     ]
                                              1-[.35 (l-DRP)]

where

    A = the amount to be paid;

    DP = the dividend payable before the adjustment; and

    DRP = the Dividends Received Percentage applicable to the dividend in question. If the applicable Dividends Received Percentage is less than 50%, the DRP shall equal 0.50.

    We will round the result of the application of this formula to the nearest cent. No amendment to the Code, other than a change in the percentage of the dividends received deduction, will give rise to an adjustment.

    Notwithstanding the foregoing provisions, there will be no adjustment to the dividend payable if we receive either an unqualified opinion of a nationally recognized independent tax counsel or a private letter ruling or similar form of authorization from the IRS to the effect that the amendment does not apply to dividends payable on the Series D Preferred Stock. Any such opinion must be based upon a specific exception in the legislation amending the Dividends Received Percentage or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends in this prospectus supplement will mean dividends as adjusted by the formula described above. Our calculation of the dividends payable, as so adjusted and as certified by our independent auditors, will be final and not subject to review.

    If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a record date and before the next Dividend Payment Date, we will not increase the amount of the dividends payable on such Dividend Payment Date. We will, instead, pay any additional dividend (if declared) which would have been payable on such Dividend Payment Date (after application of the formula described above), on the next succeeding Dividend Payment Date.

    In addition, if any amendment to the Code reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which we previously paid dividends on the Series D Preferred Stock (each an "Affected Dividend Payment Date"), we will pay (if declared) additional dividends on the next succeeding Dividend Payment Date. The amount of these additional dividends will be the sum of the additional dividends which would have been payable on each Affected Dividend Payment Date after application of the formula described above. If an amendment to the Code discussed in this paragraph takes effect after any dividend payable on the Dividend Payment Date next succeeding such amendment has been declared, we will pay these additional dividends on the second succeeding Dividend Payment Date.

    Notwithstanding the foregoing, we will not pay additional dividends pursuant to the immediately preceding paragraph if any amendment to the Code which retroactively reduces the Dividends Received Percentage is enacted more than 18 months after we issue the Series D Preferred Stock, or if, prior to the expiration of such 18-month period, such amendment would not result in an adjustment due to our having received either an opinion of counsel or tax ruling as discussed above. We will make only one payment of additional dividends pursuant to the immediately preceding paragraph.

    If the dividends payable per share of the Series D Preferred Stock will be adjusted pursuant to the formula or a retroactive reduction of the Dividends Received Percentage discussed above, we will cause notice of each such adjustment and, if applicable, any additional dividends to be paid as a result of a retroactive reduction of the Dividends Received Percentage to be sent to the holders of the Series D Preferred Stock with the payment of dividends on the next Dividend Payment Date after the date of such adjustment.

LIQUIDATION PREFERENCE

    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series D Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made on our Common Stock or any other class or series of our stock ranking junior to the Series D Preferred Stock upon liquidation, liquidating distributions in the amount of $50 per share, plus an amount equal to the sum of all accrued and unpaid dividends and any additional dividends described above.

VOTING RIGHTS

    The holders of shares of Series D Preferred Stock will not be entitled to vote, except as set forth in the accompanying prospectus or as expressly required by applicable law.

REDEMPTION

    Prior to December 31, 2004, the Series D Preferred Stock is not redeemable. On or after such date, shares of Series D Preferred Stock will be redeemable, in whole or in part, at our option, at any time upon not less than thirty nor more than sixty days' notice, at $50 per share, plus accrued dividends, if any. If fewer than all the outstanding shares of Series D Preferred Stock are to be redeemed, we will select those to be redeemed by lot or pro rata or by any other method as may be determined by our Board of Directors to be equitable.

    In addition, if the holders of the shares of the Series D Preferred Stock are entitled by applicable law to vote upon or consent to our merger or consolidation, and if we offer to purchase all of the outstanding shares of the Series D Preferred Stock (the "Offer"), then each holder of Series D Preferred Stock which does not sell its shares of Series D Preferred Stock pursuant to the Offer shall be deemed irrevocably to have voted or consented all shares of Series D Preferred Stock owned by such holder in favor of our merger or consolidation without any further action by the holder. The Offer shall be at a
price of $      per share, together with accrued dividends, if any. The Offer must remain open for acceptance for a period of at least 30 days.

    Holders of Series D Preferred Stock will have no right to require redemption of the Series D Preferred Stock.

    The Series D Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

CONSENT OF PREFERRED STOCKHOLDERS

    In connection with the financing under the Master Restructuring Agreement, and in accordance with the provisions of our Certificate of Incorporation, as amended, the holders of a majority of the votes of the Preferred Stock then outstanding executed consents in 1997 consenting to the issuance by the Company of unsecured indebtedness above the then-existing limit of approximately
$700 million by up to an additional $5 billion.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York will be the transfer agent and registrar for the Series D Preferred Stock.

                             UNITED STATES TAXATION

    This section describes the material United States federal income tax consequences of owning and disposing of shares of the Series D Preferred Stock (the "Shares") we are offering. It represents the opinion of our counsel, Sullivan & Cromwell. It applies to you only if you acquire Shares in the offering and you hold your Shares as capital assets for tax purposes. If you are a member of a class of holders subject to special rules, such as:

    - a dealer in securities or currencies,

    - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

    - a bank,

    - a life insurance company,

    - a tax-exempt organization,

    - a person liable for the alternative minimum tax,

    - a person that owns Shares as part of a straddle or of a hedging or conversion transaction for tax purposes, or

    - a person whose functional currency for tax purposes is not the U.S. dollar, this section does not apply to you.

    This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    This discussion applies to you only if you are a United States holder. You are a United States holder if you are a beneficial owner of Shares and you are:

    - a citizen or resident of the United States,

    - a domestic corporation,

    - an estate whose income is subject to United States federal income tax regardless of its source, or

    - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

    YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL, AS WELL AS ANY FOREIGN AND OTHER TAX CONSEQUENCES OF PURCHASE, OWNERSHIP AND DISPOSITION OF THESE SHARES IN YOUR PARTICULAR CIRCUMSTANCES.

DIVIDENDS

    Distributions out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will constitute dividends that are includible as ordinary income in your income when actually or constructively received. Distributions in excess of our current and accumulated earnings or profits will be applied against, and reduce, your adjusted basis in the Shares. To the extent a distribution would reduce the adjusted basis below zero, the distribution is generally treated as gain from the sale or exchange of property described below under "--Redemption, Sale or Other Disposition."

DIVIDENDS-RECEIVED DEDUCTION

    If you are a corporate United States holder otherwise entitled to the 70 percent dividends-received deduction under Section 243 of the Code (the "DRD"), you will be entitled to the DRD with respect to distributions on Shares to the extent they constitute dividends. However, you are entitled to the DRD only if:

    - you are not under an obligation to make related payments with respect to positions in substantially similar or related property, such as payments pursuant to a short sale of your Shares, and

    - you have a holding period for your Shares either (i) for more than 90 days during a 180-day period beginning 90 days before the ex-dividend date for which you are claiming the DRD, in the case of a dividend payment that is attributable to a period or periods of a total of more than 366 days; or (ii) for more than 45 days during a 90-day period beginning 45 days before such an ex-dividend date in the case of a dividend payment that is attributable to a period or periods of no more than 366 days.

Your holding period for Shares excludes days during which you:

    - have an option to sell substantially identical stock or securities,

    - are under a contractual obligation to sell such stock or securities,

    - have entered, but not closed, a short sale of such stock or securities,

    - are the grantor of an option to buy such stock or securities, or

    - have otherwise reduced your risk of loss on the Shares by holding positions with respect to substantially similar or related property.

The DRD is reduced, possibly in its entirety, by the portion of the dividend otherwise eligible for the DRD that corresponds to the portion of any of your indebtedness that is attributable to your holding of Shares. Furthermore, if you have no net operating loss for a given taxable year, you may have to limit your aggregate DRD for such a year.

EXTRAORDINARY DIVIDENDS

    If you are a corporate United States holder, you are generally required to reduce your adjusted basis in the Shares to the extent of the untaxed portion of any "extraordinary dividend". Dividends are extraordinary dividends if, in the aggregate:

    - they have ex-dividend dates within a period of 85 consecutive days of each other and, in the aggregate, exceed 5 percent of your adjusted basis in the Shares or of the Shares' fair market value, or

    - they have ex-dividend dates within one year of each other and, in the aggregate, exceed 20 percent of your adjusted basis in the Shares or of the Shares' fair market value.

However, if you have a holding period for your Shares of more than two years at the date of the dividend's announcement, you generally are not subject to this rule.

    Extraordinary dividends further include any amount distributed in certain redemptions that are treated as a dividend, if the redemption is non-pro rata with respect to all stockholders or in partial liquidation of the issuer.

REDEMPTION, SALE OR OTHER DISPOSITION

    If you sell or otherwise dispose of your Shares, including upon a redemption of Shares, you will generally recognize capital gain or loss equal to the difference between the value of the amount of cash plus the fair market value of any property you receive and your tax basis in your Shares. If you are a noncorporate holder and have a holding period for your Shares of more than one year, any such capital gain will generally be taxed at a maximum rate of 20 percent.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, dividend payments, or other taxable distributions, made to you with respect to your Shares, as well as proceeds from the sale of your shares will be subject to information reporting requirements, and will also be subject to backup withholding at a rate of 31 percent if you are a noncorporate holder and you:

    - fail to provide an accurate taxpayer identification number,

    - are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns, or

    - in certain circumstances, fail to comply with applicable certification requirements.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares of Series D Preferred Stock set forth opposite the name of such underwriter.

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Salomon Smith Barney Inc....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
PaineWebber Incorporated....................................
Banc One Capital Markets, Inc...............................
Robert W. Baird & Co., Incorporated.........................
                                                              ---------
  Total.....................................................  3,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Series D Preferred Stock included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber Incorporated, Banc One Capital Markets, Inc. and Robert W. Baird & Co., Incorporated are acting as representatives, proposed to offer some of the shares of Series D Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at
the public offering price less a concession not in excess of   % per share. The
underwriters may allow, and such dealers may reallow a concession not in excess
of   % per share on sales to certain other dealers. After the initial offering of the Series D Preferred Stock to the public, the public offering price and such concessions may be changed by the representatives.

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering.

                                                         PAID BY NIAGARA MOHAWK
                                                           POWER CORPORATION
                                                         ----------------------
Per share..............................................         $
Total..................................................         $

    The shares of Series D Preferred Stock are new securities with no established trading market. Application will be made to list the Series D Preferred Stock on the New York Stock Exchange. If the listing is approved, trading of the Series D Preferred Stock on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series D Preferred Stock to purchasers.

    The underwriters have advised us that they intend to make a market in the Series D Preferred Stock. However, they are not obligated to do so and any market making activities with respect to the Series D Preferred Stock may be discontinued at any time without notice. Accordingly, no assurance can be given as to the liquidity of or the trading market for the Series D Preferred Stock.

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Series D Preferred Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Series D Preferred Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares of Series D Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of shares of Series D Preferred Stock made for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may cause the price of the shares of Series D Preferred Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    In addition to underwriting discounts, we estimate that our total expenses
of the offering will be approximately $    . The underwriters will reimburse us
for $    of these expenses.

    The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters and/or their affiliates provide or may provide commercial and/or investment banking services to us and our affiliates in the ordinary course of business.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                    VALIDITY OF THE SERIES D PREFERRED STOCK

    The validity of the Series D Preferred Stock will be passed upon for us by Sullivan & Cromwell, New York, New York, our counsel, and for the underwriters by Davis Polk & Wardwell, New York, New York, counsel for the several underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

    THIS SECTION REPLACES THE SECTION ENTITLED "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents that we file at:

    - SEC Public Reference Room
     450 Fifth Street, N.W.
     Washington, D.C. 20549;

    - Citicorp Center
     500 West Madison Street
     Suite 1400
     Chicago, Illinois 60661-2411; or

    - Seven World Trade Center
     Suite 1300
     New York, New York 10048.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

Please call the SEC at 1-800-SEC-0330 for further information.

Our filings are also available to the public through:

    - The SEC web site at http://www.sec.gov

    - The New York Stock Exchange
     20 Broad Street
     New York, New York 10005

    Application will be made to list the Series D Preferred Stock on the New York Stock Exchange.

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the box below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering.

Annual Report on Form 10-K for the year ended December 31, 1998.

Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and
September 30, 1999.

Current Reports on Form 8-K filed January 28, 1999, March 18, 1999, April 5, 1999, June 25, 1999, August 2, 1999, October 12, 1999 and October 29, 1999.

    We will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may request your copy by writing or telephoning us at the following address:

       Leon T. Mazur
       Director, Investor Relations
       Niagara Mohawk Power Corporation
       300 Erie Boulevard West
       Syracuse, New York 13202
       (315) 428-5876

PROSPECTUS
June 1, 1998

                                 $1,160,000,000
                        NIAGARA MOHAWK POWER CORPORATION
                              FIRST MORTGAGE BONDS
                        PREFERRED STOCK ($25 PAR VALUE)
                    PREFERRED STOCK ($100 PAR VALUE) AND/OR
                          COMMON STOCK ($1 PAR VALUE)
                             ---------------------

    Niagara Mohawk Power Corporation (the "Company") from time to time may offer its First Mortgage Bonds (the "New Bonds"), its Preferred Stock ($25 par value), its Preferred Stock ($100 par value) (collectively the "New Preferred Stock") and its Common Stock ($1 par value) (the "Additional Common Stock" and, together with the New Bonds and the New Preferred Stock, the "Securities") at prices and on terms to be determined at the time of sale. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to an aggregate public offering amounting to $1,160,000,000.

    For each offering of Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth, with respect to New Bonds, the specific series designation, aggregate principal amount, rate (or method of calculation) and time of payment of interest, maturity, any redemption terms, credit enhancement, if any, and other specific terms, if any, of the series of New Bonds in respect of which this Prospectus is being delivered; with respect to New Preferred Stock, the number of shares, the specific title and par value, any dividend, liquidation or redemption terms, the dividend payment dates and other specific terms, if any, of the series of New Preferred Stock in respect of which this Prospectus is being delivered; and with respect to Additional Common Stock, the number of shares and the other specific terms, if any, of the offering thereof in respect of which this Prospectus is being delivered. See "Description of New Bonds," "Description of New Preferred Stock," and "Description of Additional Common Stock."

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol NMK.

    The Company may sell the Securities through underwriters, through dealers, directly to one or more institutional purchasers or through agents. If any underwriters, dealers or agents are involved in any sale of the Securities in respect of which this Prospectus is being delivered, the Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation and any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. See "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where reports and other information concerning the Company may be inspected.

    Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from the Commission at, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are hereby incorporated by reference in this Prospectus the following documents heretofore filed with the Commission pursuant to the 1934 Act:

    1. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

    2.  The Company's Current Report on Form 8-K dated February 11, 1998.

    3. The Company's Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in an incorporated document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus. Requests for such copies should be directed to Mr. Leon T. Mazur, Manager--Investor Relations, Niagara Mohawk Power Corporation, 300 Erie Boulevard West, Syracuse, New York 13202, telephone number: (315) 474-1511.

                                  THE COMPANY

    The Company is engaged in the generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. The Company provides electric service to its customers in areas of central, northern and western New York having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy. The Company sells, distributes and transports natural gas in areas of central, northern and eastern New York contained within the Company's electric service territory having a total population of approximately 1.7 million. The Company owns or has a significant ownership interest in seven principal fossil and nuclear electric generating facilities and a total capacity of approximately 5,299 megawatts of electricity. The Company's principal executive offices are located at 300 Erie Boulevard West, Syracuse, New York 13202 and its telephone number is (315) 474-1511.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the historical ratio of earnings to fixed charges for the periods indicated:

    TWELVE MONTHS
   ENDED MARCH 31,                                                     YEAR ENDED DECEMBER 31,
   ---------------                 ------------------------------------------------------------------------------------------------
        1998                         1997                  1996                  1995                  1994                  1993
        1.7x                         2.0x                  1.6x                  2.3x                  1.9x                  2.3x

    For the purpose of computing the historical ratio of earnings to fixed charges in the above table, earnings consist of net income plus federal and foreign taxes based on income or profits, and fixed charges. Fixed charges consist of interest charges plus a portion of rentals which is deemed representative of the interest factor.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    TWELVE MONTHS
   ENDED MARCH 31,                                                     YEAR ENDED DECEMBER 31,
   ---------------                 ------------------------------------------------------------------------------------------------
        1998                         1997                  1996                  1995                  1994                  1993
        1.4x                         1.7x                  1.3x                  1.9x                  1.6x                  2.0x

    For the purpose of computing the historical ratio of earnings to combined fixed charges and preferred stock dividends in the above table, earnings consist of net income plus Federal and foreign taxes based on income or profits, and fixed charges. Fixed charges consist of interest charges and preferred stock dividend requirements of subsidiaries plus a portion of rentals which is deemed representative of the interest factor. Preferred Stock dividends have been increased by an amount representing the pre-tax earnings required to cover such dividends.

                            APPLICATION OF PROCEEDS

    The proceeds to the Company from the sale of the Securities will be used to finance the Company's construction program, to refund existing long-term debt and preferred stock, to reduce short-term debt and for other corporate purposes. See the Prospectus Supplement for a description of the Company's construction program and its proposed refunding of long-term debt and preferred stock and reduction of short-term debt and to fund the Company's obligations under the Master Restructuring Agreement dated July 9, 1997, as amended, among the Company and 14 independent power producers.

                            DESCRIPTION OF NEW BONDS

    The New Bonds are to be issued under a mortgage indenture between the Company and Marine Midland Bank, N.A., as Trustee (the "Trustee"), dated as of October 1, 1937, as heretofore supplemented and amended and as to be supplemented by a separate supplemental indenture (the "Supplemental Indenture") creating each series of New Bonds to be offered under this Prospectus and the accompanying Prospectus Supplement. The Mortgage Trust Indenture dated as of October 1, 1937 between the Company and the Trustee (the "Mortgage"), including the form of the Supplemental Indenture, has been filed or incorporated by reference as an exhibit to the registration statement. The following brief summaries of certain provisions contained in the Mortgage do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Mortgage, and are qualified in their entirety by express reference to the cited provisions of the Mortgage.

TERMS OF NEW BONDS

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for the following terms and other information with respect to the New Bonds being offered thereby: (1) the designation and aggregate principal amount of such New Bonds; (2) the date on which such New Bonds will mature; (3) the rate per annum at which such New Bonds will bear interest and the date from which such interest shall accrue; (4) the dates on which such interest will be payable; and (5) any redemption terms or other specific terms applicable to the New Bonds. The New Bonds will be issued only in the form of registered Bonds without coupons in denominations of $1,000 and multiples thereof. The New Bonds may be exchanged for Bonds of the same series without service charge. (SUPPLEMENTAL INDENTURE, PART I.)

SECURITY

    The New Bonds, when issued, are to be secured by the Mortgage, which, in the opinion of counsel, will constitute a direct lien on substantially all gas and electric properties presently owned by the Company and used or useful in the operation of the Company's properties as an integrated system, together with all rights appertaining thereto. The Mortgage provides that substantially all after-acquired property of such character shall become subject to the lien thereof (except, unless the Company elects otherwise, those acquired through merger or consolidation or through purchase of all or substantially all the properties of any other corporation).

    There are expressly reserved from the lien of the Mortgage: (1) revenues and profits of the Mortgaged Property, cash (except cash deposited with the Trustee), book accounts, bills and notes, materials or supplies, merchandise and other property held for sale or resale in the usual course of business, except to the extent permitted by law in the event of a completed default followed by the Trustee or a receiver or trustee entering upon or taking possession of the Mortgaged Property; (2) securities and contracts; and (3) all oil, gas and other minerals, together with the right to remove the same.

    The lien of the Mortgage is subject to (1) liens for taxes and assessments not due and payable or being contested in good faith; (2) obligations to public authorities as to any franchise, consent, grant, license or permit; (3) various easements, contracts and other outstanding rights; (4) leases and other rights of tenants and of licensees; and (5) liens on property acquired for transmission or distribution systems or right-of-way purposes, securing indebtedness neither assumed by the Company nor on which it customarily pays interest charges. (GRANTING CLAUSES OF MORTGAGE.)

    In the opinion of counsel, the New Bonds will rank PARI PASSU with the other Mortgage Bonds of the Company.

    The title to certain of the properties of the Company is subject to rights and claims of parties in possession not disclosed of record, any facts which accurate surveys would disclose, the effect of zoning ordinances, the lien of any unpaid taxes or assessments, rights of the public in the use of streets, roads and waterways abutting on or extending through parts of said lands, leases, covenants, easements, liens and rights of various types (including mineral and gas rights), and other types of encumbrances, none of which materially interferes with the operations of the Company and its subsidiaries.

CREDIT ENHANCEMENT

    If any series of New Bonds is entitled to the benefits of a surety bond or other form of credit enhancement, information with respect thereto will be set forth in a Prospectus Supplement.

ISSUE OF ADDITIONAL BONDS

    The Mortgage provides that no securities may be created by the Company which will rank ahead of the New Bonds as to security. However, the Company may, with stated exceptions, acquire property subject to prior liens and may mortgage after-acquired property which is not subject to the lien of the Mortgage. Additional Bonds may be issued under the Mortgage in an unlimited amount which will, as to security, rank PARI PASSU with the New Bonds, but only as follows (MORTGAGE, ARTICLE FOURTH):

        1. Bonds may be issued in a principal amount equal to 60% of the Cost (as defined) to the Company of Additional Property (as defined), after specified deductions for Additional Property theretofore made the basis of authentication of Bonds, withdrawal of cash, release of property or other action under the Mortgage (including compliance with the debt retirement and maintenance funds) and for prior liens thereon.

        2. Bonds of a like principal amount may, subject to certain limitations, be issued in exchange for Bonds outstanding under the Mortgage or in substitution for Bonds previously authenticated and delivered under the Mortgage and retired.

        3. Bonds may be issued in a principal amount equal to cash deposited with the Trustee. Such cash may be withdrawn, subject to certain limitations, in lieu of Bonds to which the Company may then be entitled under the Mortgage, or may be applied to the purchase, payment or redemption of prior lien bonds or Bonds issued under the Mortgage.

    The New Bonds will be issued on the basis of Additional Property and/or purchases, retirements or sinking fund payments of the Bonds pursuant to paragraphs 1 and 2 above.

    Bonds may not be issued in the circumstances described in paragraphs 1 and 3 above unless the Net Earnings Available for Interest Charges (defined as the amount by which gross income for the applicable period, computed in accordance with the Uniform Systems of Accounts for Electric and Gas Corporations prescribed by the PSC, excluding gains from dispositions of capital assets, exceeds expenses and other proper income charges for such period including depreciation, obsolescence and amortization, but excluding (i) losses from dispositions of capital assets, (ii) interest on Funded Indebtedness (as hereinafter defined), (iii) income taxes and (iv) the effect of any increase or decrease in income or surplus due to readjustments of property accounts on properties existing on January 1, 1938 or changes in depreciation reserves on properties for any period before January 1, 1944, and with the proviso that if gross non-operating income exceeds 15% of the net earnings computed as provided above, such excess shall be deducted from net earnings and only the balance thereof shall be Net Earnings Available for Interest Charges) during any 12 consecutive months out of the 15 preceding months shall have been equal to at least 1.75 times the then interest charges for one year on Funded Indebtedness (defined to include the Bonds then to be issued and other bonds of, or assumed by, the Company secured by liens on any property owned by the Company). (MORTGAGE, ARTICLE FIRST, SECTION 1(Q); ARTICLE FOURTH SECTION 6, SECTION 8.)

RELEASES OF PROPERTY

    Subject to certain limitations, the Company, without notice to Bondholders, may obtain the release from the lien of the Mortgage of property (other than cash and certain prior lien bonds) sold, exchanged, contracted to be sold or exchanged, condemned, taken or expropriated. Any property (other than cash or securities) received by the Company upon the release of Mortgaged Property shall be subject to the lien of the Mortgage, and any cash or securities so received shall, unless otherwise disposed of pursuant to some prior lien, become part of the security for the Bonds issued under the Mortgage. Any moneys received by the Trustee as principal of obligations held by it subject to the Mortgage or as proceeds of released property shall at the Company's request be used to reimburse the Company for retirement of Bonds and certain prior lien bonds, or to pay, purchase or redeem the same. Such cash shall also on request be delivered to the Company in an amount equal to 166 2/3% of the principal amount of Bonds which could have been issued under the Mortgage in respect of Additional Property and as to which the Company forgoes the right to issue such Bonds in exchange for the Trustee's release to it of such cash. In the ordinary course of business and otherwise, the Company regularly obtains from the Trustee the release of various properties from the lien of the Mortgage. In the case of exchanges of property, no exchange shall be made if the Funded Indebtedness of the Company is thereby increased. (MORTGAGE, ARTICLES SIXTH AND SEVENTH.)

MAINTENANCE FUND PROVISIONS

    The Company is required, within 90 days after the close of each fiscal year, to (a) certify the Cost of Additional Property; (b) deposit with the Trustee cash, Bonds or certain prior lien bonds; or (c) waive its right to the authentication and delivery of the principal amount of Bonds to which it is then entitled under the Mortgage, to the extent that the aggregate amount of expenditures for maintenance, repairs, renewals and replacements for the period commencing January 1, 1977 is less than the sum of 2.25% of the depreciable property (as defined) of the Company on January 1 of each year during such period. (MORTGAGE, ARTICLE FIFTH, SECTION 22.)

RESTRICTION OF COMMON STOCK DIVIDENDS

    To the extent that the aggregate amount of expenditures for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25% of the depreciable property of the Company on January 1 of each year during such period, an equivalent amount of surplus of the Company must be reserved and held unavailable for distribution as a dividend on the common stock of the Company. (MORTGAGE, ARTICLE FIFTH, SECTION 23.)

MODIFICATION OF MORTGAGE

    The Mortgage may be modified without action by or notice to the holders of Bonds by supplemental indenture between the Company and the Trustee, for purposes which are not inconsistent with the terms of the Mortgage and which shall not impair the security thereof, including corrections of property descriptions, modifications of the Mortgage or form of bonds and coupons to facilitate stock exchange listing requirements, or the curing of ambiguities or manifest errors in the Mortgage. (MORTGAGE, ARTICLE TWELFTH, SECTION 1.)

    The holders of 66 2/3% of the outstanding Bonds affected (exclusive of Bonds owned by the Company or any affiliate) may by consent effect any amendment, repeal, or modification of the Mortgage which shall not (1) alter or impair the Company's obligation to pay the principal and interest on any Bond at the time and place and at the rate and in the currency prescribed therein; (2) permit the creation by the Company of any mortgage, or lien in the nature of a mortgage, ranking prior to or PARI PASSU with the lien of the Mortgage; (3) alter adversely to the Bondholders the character of the lien of the Mortgage;
(4) affect the Trustee without its consent; or (5) permit a reduction of the percentage required for any change or modification of the Mortgage. (MORTGAGE, ARTICLE TWELFTH, SECTION 2.) The Supplemental Indenture creating the New Bonds reserves to the Company the right to amend the Indenture to provide for using written consents, in addition to the existing provisions for bondholder meetings, as a means of supplementing or amending the Indenture, but subject to the restrictions contained in the preceding sentence. (SUPPLEMENTAL INDENTURE, PART III.)

EVENTS OF DEFAULT AND NOTICE THEREOF

    The Mortgage provides that each of the following shall be a "default" thereunder: (a) default in payment of the principal on any Bond when due;
(b) default in the payment of interest on any Bond continuing for 60 days;
(c) default in the observance by the Company of any other agreement in the Mortgage continuing unremedied for 90 days after written notice thereof to the Company by the Trustee, unless the Company shall have commenced and be continuing proceedings to remedy such default--the notice of such default may be given by the Trustee in its discretion, and shall be given upon the written request of the holders of a majority in principal amount of the Bonds; (d)(1) adjudication of the Company as a bankrupt by decree of a court of competent jurisdiction, or (2) the approval by order of a petition or answer seeking reorganization or readjustment of the Company under the Federal bankruptcy laws or other Federal or state statute, or (3) the appointment by court order (unstayed and in effect for 60 days) of a trustee in bankruptcy or a receiver of substantially all of the property of the Company or of any part of the property of the Company subject to the lien of the Mortgage; or (e)(1) the filing by the Company of a petition in voluntary bankruptcy, or (2) the making by the Company of an assignment for the benefit of creditors, or (3) the consent by the Company to the appointment of a receiver of any part of its property, or (4) the filing by the Company of a petition seeking reorganization or readjustment under the Federal bankruptcy laws or other Federal or state statute, or (5) the filing by the Company of a petition to take advantage of any debtors' act. (MORTGAGE, ARTICLE NINTH, SECTION 1). Prior to exercising the powers conferred upon it to enforce the provisions of the Mortgage, the Trustee is entitled to be provided with indemnity satisfactory to it. (MORTGAGE, ARTICLE NINTH, SECTION 5.)

    The Trustee shall, within 90 days after occurrence of any default (exclusive of any periods of grace provided in the definitions of defaults), give to the holders of Bonds issued under the Mortgage (in the manner provided in the Mortgage) notice of all defaults known to the Trustee, unless such defaults shall have been cured. In cases of default referred to in (b) and (c) above, such notice shall not be given until at least 60 days after the occurrence of such default. Except in the case of default in payment of principal or interest, or in the payment of any installment upon any retirement, improvement, sinking or purchase fund, the Trustee shall be protected in withholding such notice if and so long as the Board of Directors, Executive Committee, Trust Committee of directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the holders of the Bonds. (MORTGAGE, ARTICLE NINTH, SECTION 18.)

    The Mortgage does not contain a requirement for periodic certification as to the absence of default or compliance with the terms of the Mortgage; however, it is a condition to the issuance of additional Bonds (including the New Bonds) pursuant to Article Fourth of the Mortgage that the Company not be in default with respect to the performance or observance of any covenant or agreement contained in the Mortgage.

                       DESCRIPTION OF NEW PREFERRED STOCK

    The New Preferred Stock will be fully paid and nonassessable. The Transfer Agent is The Bank of New York, One Wall Street, New York, New York 10005. The Company acts as dividend disbursing agent and maintains stockholder records.

    The Company's Certificate of Incorporation, as amended (the "Charter") at present authorizes four classes of capital Stock: Preferred Stock $25 par value, Preferred Stock, $100 par value, Preference Stock, $25 par value, and Common Stock, $1 par value. As of March 31, 1998 (i) 3,400,000 shares of the Preferred Stock, $100 par value, were authorized and 2,322,000 shares were outstanding;
(ii) 19,600,000 shares of the Preferred Stock, $25 par value, were authorized and 11,701,204 shares were outstanding; (iii) 8,000,000 shares of Preference Stock, $25 par value, were authorized and no shares were outstanding; and (iv) 185,000,000 shares of the Common Stock, $1 par value, were authorized, and 144,419,351 shares were outstanding. The Preferred Stock ranks prior to the Common Stock and Preference Stock with respect to the payment of dividends, mandatory redemption and liquidation.

    The following brief summaries of certain provisions contained in the Charter and in the form of Certificate of Amendment to the Charter relating to the New Preferred Stock (copies of which are filed as exhibits to the Registration Statement or incorporated by reference) do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Charter and in the form of Certificate of Amendment to the Charter and are qualified in their entirety by express reference to the cited provisions of the Charter and in the form of Certificate of Amendment to the Charter.

DIVIDENDS AND DIVIDEND RIGHTS

    Dividends on the New Preferred Stock are cumulative from the date fixed by the Board of Directors and will be payable, when and as declared by the Board of Directors out of funds legally available therefor, at the annual rate set forth on the cover page of the Prospectus Supplement. Payment of dividends on the Preferred Stock is not restricted by the Company's Mortgage or any other agreement of the Company. If dividends on any series of Preferred Stock are not paid in full, the holders of shares of all series of Preferred Stock then outstanding will be entitled to share ratably in the amounts available for payment.

SINKING FUND, REDEMPTION AND LIQUIDATION

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for any sinking fund, redemption terms, liquidation rights or other specific terms applicable to the New Preferred Stock.

VOTING RIGHTS

    Except as indicated below or provided by statute, the New Preferred Stock has no voting rights. Holders of Preferred Stock, $25 par value, are entitled to one-quarter vote per share, and holders of Preferred Stock, $100 par value, are entitled to one vote per share. At any time when dividends payable on the Preferred Stock are in default in an aggregate amount equivalent to four full quarterly dividends on all shares of Preferred Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preferred Stock are entitled, voting as a class and regardless of series, to elect a majority of the Board of Directors as then constituted. Consent of the holders of two-thirds of the votes of the then outstanding Preferred Stock is required prior to the taking of certain corporate action by the Company or its subsidiaries, including (in addition to restrictions upon the issuance or sale of preferred stock of a subsidiary)
(1) payments or distributions out of capital or capital surplus (other than dividends payable in stock ranking junior to the Preferred Stock) to any holder of any stock ranking junior to the Preferred Stock; (2) payment of any Common Stock dividend (as defined) if (a) the Common Stock dividends during a prescribed 12-month period would exceed 75% of the net income applicable to the Common Stock (as defined) for a related 12-month period and the pro forma stock equity junior to the Preferred Stock (as defined) would be less than 25% of the Company's pro forma total capitalization, each determined as of the end of such related 12-month period, or if (b) such Common

Stock dividends would exceed 50% of such income and such pro forma stock equity junior to the Preferred Stock would be less than 20% of the Company's pro forma total capitalization, each determined as of the end of such related 12-month period; (3) creation or authorization of any stock ranking prior to the Preferred Stock with respect to the payment of dividends or upon dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or any obligation or security convertible into shares of any such stock; (4) amendment, alteration, change or repeal of any of the express terms of the Preferred Stock so as to affect the holders thereof adversely; and (5) issuance of any shares of any series of Preferred Stock or shares ranking on a parity with them, unless such shares are issued in connection with the redemption of, or in exchange for, at least an equal number of outstanding shares of another series of Preferred Stock, or unless (x) the pro forma annual interest requirements on all indebtedness of the Company and its subsidiaries and the annual dividend requirements on the Preferred Stock and any stock of the Company ranking prior to or on a parity with the Preferred Stock are covered at least one and one-half times by consolidated income (as defined) for any 12 consecutive months within the 15 calendar months immediately preceding the month within which such issuance is authorized by the Board of Directors, and (y) the stock equity junior to the Preferred Stock at a specified date prior to such issuance was not less than the voluntary liquidation value of the Preferred Stock determined at the same date. No outstanding series of Preferred Stock may be classified or reclassified so as to affect adversely the holders of any series of Preferred Stock without the consent of the holders of two-thirds of the total number of shares of each such series then outstanding so affected.

    Consent of the holders of a majority of the votes of the then outstanding Preferred Stock is required prior to the taking of certain other corporate action by the Company, including (1) issuing or assuming, or permitting any wholly-owned subsidiary (as defined) to issue or assume, unsecured indebtedness (for purposes other than the refunding of outstanding securities or the redemption or other retirement of outstanding Preferred Stock of the Company or preferred stock of such wholly-owned subsidiary) if the total principal amount of all unsecured indebtedness of the Company and its wholly-owned subsidiaries on a PRO FORMA basis would then exceed 10% of the aggregate of total consolidated surplus and secured indebtedness of the Company and its wholly-owned subsidiaries and the capital of the Company (in which connection reference is made to an existing consent which increased such amount by $50 million as discussed under the heading "Consent of Preferred Stockholders" below); (2) permitting any majority-owned subsidiary (as defined) to issue or assume unsecured indebtedness for purposes other than the refunding of outstanding securities or the redemption or other retirement of outstanding shares of preferred stock of such subsidiary if the total principal amount of its unsecured indebtedness on a PRO FORMA basis would then exceed 10% of the aggregate of its surplus, capital and secured indebtedness; and
(3) consolidating under the laws of the State of New York with or into any other corporation unless such consolidation or the issuance of the securities to be issued in connection therewith has been ordered, approved or permitted by the Commission under the provisions of the Public Utility Holding Company Act of 1935.

CONSENT OF PREFERRED STOCKHOLDERS

    In accordance with the provisions of the Charter, the holders of a majority of the votes of the Preferred Stock then outstanding adopted a resolution at a meeting held December 5, 1956 consenting to the issuance by the Company of unsecured indebtedness at any one time outstanding in a total principal amount not exceeding 10% of the aggregate of total consolidated surplus and secured indebtedness of the Company and its wholly-owned subsidiaries and the capital of the Company plus $50,000,000.

OTHER RIGHTS

    The holders of record of the New Preferred Stock are eligible to participate in the Company's Dividend Reinvestment and Common Stock Purchase Plan. The holders of the Preferred Stock have no preemptive rights.

                     DESCRIPTION OF ADDITIONAL COMMON STOCK

    The outstanding shares of Common Stock of the Company are, and the Additional Common Stock will be, fully paid and nonassessable and listed on the New York Stock Exchange. The Transfer Agent is The Bank of New York, One Wall Street, New York, New York 10005. The Company acts as dividend disbursing agent and maintains stockholder records.

    The following brief summaries of certain provisions contained in the Mortgage and the Charter (copies of which are filed as exhibits to the Registration Statement or incorporated by reference) relating to the Additional Common Stock do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Mortgage and in the Charter and are qualified in their entirety by express reference to the Mortgage and the Charter.

DIVIDEND RIGHTS

    After payment or setting aside for payment of cumulative dividends on all outstanding issues of Preferred and Preference Stock, the holders of Common Stock are entitled to dividends when and as declared by the Board of Directors out of funds legally available therefor.

    Consent of the holders of two-thirds of the votes of the then outstanding Preferred Stock is required prior to the taking of certain corporate action by the Company or its subsidiaries, including (1) payments or distributions out of capital or capital surplus (other than dividends payable in stock ranking junior to the Preferred Stock) to any holder of any stock ranking junior to the Preferred Stock, and (2) payment of any Common Stock dividend (which includes purchases or acquisitions of and distributions or dividends on Common Stock, other than dividends payable on Common Stock), if (a) the Common Stock dividends during a prescribed 12-month period would exceed 75% of the net income applicable to the Common Stock (as defined in the Charter) for a related 12-month period and the PRO FORMA stock equity junior to the Preferred Stock (as defined in the Charter) would be less than 25% of the Company's PRO FORMA total capitalization (as defined in the Charter), each determined as of the end of such related 12-month period, or if (b) such Common Stock dividends would exceed 50 % of such income and such PRO FORMA stock equity junior to the Preferred Stock would be less than 20% of the Company's total PRO FORMA capitalization, each determined as of the end of such related 12-month period. No approval of the holders of Preference Stock is required prior to the taking of comparable corporate action.

    The Mortgage provides that surplus of the Company shall be reserved and held unavailable for the payment of dividends on Common Stock to the extent that the aggregate amount of expenditures for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25 % of the depreciable property of the Common on January 1 of each year during such period. Such provisions have never to date restricted the Company's surplus.

LIQUIDATION RIGHTS

    Upon any dissolution, liquidation or winding up of the Company, the holders of the Common Stock are entitled to receive PRO RATA all of the Company's assets available for distribution to its stockholders after payment of the full preferential amounts to which holders of stock (including Preferred and Preference Stock) having priority over the Common Stock are entitled.

VOTING RIGHTS

    The holders of the Common Stock are entitled to one vote per share. Holders of the Company's Common Stock do not have cumulative voting rights with respect to the election of Directors. Whenever dividends payable on Preferred Stock are in default in an aggregate amount equivalent to four full quarterly dividends on all shares of Preferred Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preferred Stock are entitled to elect a majority of the Board of Directors as then constituted. Whenever dividends payable on Preference

Stock are in default in an aggregate amount equivalent to six full quarterly dividends on all shares of Preference Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preference Stock are entitled to elect two members of the Board of Directors as then constituted. No such dividends are now in default.

    The Charter contains a "fair price" provision which (i) requires the approval of the holders of at least 75% of the combined voting power of the then outstanding shares of the Voting Stock (all outstanding shares of capital stock of all classes and series of the Company entitled to vote generally in the election of directors of the Company), voting as a single class (including at least two-thirds of the combined voting power of the outstanding shares of Voting Stock held by shareholders other than an Interested Shareholder, as defined in the Charter), for certain business combinations involving the Company and any Interested Shareholder, unless (x) the business combination is approved by a majority of Disinterested Directors (as defined in the Charter) or (y) certain minimum price and procedural criteria are met and (ii) requires the affirmative vote of at least 80% of the combined voting power of the Voting Stock, voting as a single class (including at least two-thirds of the combined voting power of the outstanding shares of Voting Stock held by shareholders other than an Interested Shareholder), to alter, amend or repeal the "fair price" provision or to adopt any provision inconsistent with the "fair price" provision.

    The Charter also provides for the classification of Directors, with three-year staggered terms, and a requirement of an affirmative vote of 80% of the outstanding shares of Voting Stock, voting together as a single class, is required to alter, amend or repeal the provisions relating to the size and classification of the Board of Directors and the removal of members from, and the filling of vacancies on, the Board of Directors.

    The Charter further provides that an affirmative vote of 80% of the outstanding shares of Voting Stock, voting together as a single class, is required to alter, amend or repeal the provisions eliminating cumulative voting with respect to the election of Directors by the holders of Common Stock.

OTHER RIGHTS

    The holders of record of the Common Stock are eligible to participate in the Company's Dividend Reinvestment and Common Stock Purchase Plan. The holders of the Common Stock have no preemptive rights.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities (i) through underwriters; (ii) through dealers; (iii) directly to one or more institutional purchasers; or
(iv) through agents. The Prospectus Supplement sets forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby.

    If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

    Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement sets forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best-efforts basis for the period of its appointment.

    Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

                           LEGAL OPINIONS AND EXPERTS

    The legality of the Securities will be passed upon for the Company by Sullivan & Cromwell.

    The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    With respect to the unaudited consolidated financial information of the Company for the three-month periods ended March 31, 1998 and 1997, incorporated by reference in this Prospectus, the Company's independent accountants, Price Waterhouse, reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report dated May 14, 1998, except note 3 (third paragraph) and note 4, as to which the date is May 29, 1998, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse is not subject to the liability provisions of Section 1 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "Part" of the Registration Statement prepared or certified by Price Waterhouse within the meaning of Sections 7 and 11 of the Act.

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                                3,000,000 SHARES

                        NIAGARA MOHAWK POWER CORPORATION

                              FIXEDADJUSTABLE RATE
                      CUMULATIVE PREFERRED STOCK, SERIES D
                          ($50 LIQUIDATION PREFERENCE)

                                     [LOGO]

                                ----------------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER   , 1999

                            ------------------------

                              SALOMON SMITH BARNEY
                          DONALDSON, LUFKIN & JENRETTE
                            PAINEWEBBER INCORPORATED
                         BANC ONE CAPITAL MARKETS, INC.
                             ROBERT W. BAIRD & CO.

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